Filed pursuant to Rule 424(b)(3)

Registration No. 333-252190

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated January 26, 2021)

Romeo Power, Inc.

Up to 62,150,554 Shares of Common Stock

Up to 12,266,648 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,763,058 Warrants

This prospectus supplement supplements the prospectus dated January 26, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252190). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on February 16, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 12,266,648 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,600,000 shares of Common Stock that are issuable upon the exercise of 4,600,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of RMG Acquisition Corp., a Delaware corporation (“RMG”), by the holders thereof, and (ii) up to 7,666,648 shares of Common Stock that are issuable upon the exercise of 7,666,648 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of RMG, by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus of (i) up to 62,150,554 shares of Common Stock (including up to 4,600,000 shares of Common Stock that may be issued upon exercise of the Private Warrants and 163,058 shares of Common Stock that may be issued upon exercise of 163,058 Public Warrants) and (ii) up to 4,763,058 Warrants, which consists of up to 4,600,000 Private Warrants and up to 163,058 Public Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “RMO” and “RMO.WT,” respectively. On February 12, 2021, the closing price of our Common Stock was $16.75 and the closing price for our Public Warrants was $6.00.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 16, 2021

Romeo Power, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38795	83-2289787
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4380 Ayers Avenue Vernon, CA 90058	90058
(Address of principal executive offices)	(Zip Code)

(844) 257-8557

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	RMO	New York Stock Exchange
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	RMO.WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01.	Other Events.

On February 16, 2021, Romeo Power, Inc. (the “Company”) issued a press release announcing the redemption of all of the outstanding public warrants to purchase shares of its common stock, $0.0001 par value per share, that were issued under the Warrant Agreement, dated February 7, 2019, by and between the Company (formerly known as RMG Acquisition Corp.) and American Stock Transfer & Trust Company, LLC, as warrant agent, as part of the units sold in the initial public offering of RMG Acquisition Corp. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 shall constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press release, dated February 16, 2021.

99.2	Notice of Redemption, dated February 16, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Romeo Power, Inc.

Date: February 16, 2021	By:	/s/ Lionel E. Selwood, Jr.
	Name:	Lionel E. Selwood, Jr.
	Title:	President and Chief Executive Officer

Exhibit 99.1

ROMEO POWER ANNOUNCES REDEMPTION OF PUBLIC WARRANTS

LOS ANGELES, CA (FEBRUARY 16, 2021) – Romeo Power, Inc. (“Romeo Power” or the “Company”) (NYSE: RMO), an energy technology leader delivering large-scale electrification solutions for complex commercial applications, announced today that it will redeem all of the outstanding public warrants to purchase shares of its common stock, $0.0001 par value per share (“Common Stock”), that were issued under the Warrant Agreement, dated February 7, 2019 (the “Warrant Agreement”), by and between Romeo Power (formerly known as RMG Acquisition Corp.) and American Stock Transfer & Trust Company, LLC, as warrant agent, and that remain outstanding following 5:00 p.m. New York City time on March 18, 2021 (the “Redemption Date”), for a redemption price of $0.01 per warrant. Warrants that were issued under the Warrant Agreement in a private placement and are still held by the initial holders thereof or their permitted transferees are not subject to this redemption.

Under the terms of the Warrant Agreement, Romeo Power is entitled to redeem all of such outstanding public warrants if the last sales price of the Common Stock is at least $18.00 per share on each of twenty trading days within a thirty trading day period. This share price performance requirement has been satisfied and American Stock Transfer & Trust Company, LLC, in its capacity as warrant agent, has delivered a notice of redemption to each of the registered holders of the outstanding public warrants on behalf of Romeo Power.

All such public warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such warrants, at the exercise price of $11.50 per share. Any such public warrants that remain unexercised following 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those public warrants will be entitled to receive only the redemption price of $0.01 per warrant.

None of Romeo Power, its board of directors or employees has made or is making any representation or recommendation to any holder of the public warrants as to whether to exercise or refrain from exercising any public warrants.

The shares of Common Stock issuable upon exercise of the public warrants have been registered by Romeo Power under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No.333-252190).

Questions concerning redemption and exercise of the public warrants can be directed to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, Email: reorgwarrants@astfinancial.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of Romeo Power’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Romeo Power, Inc.

Founded in 2016 and headquartered in Los Angeles, California, Romeo Power (NYSE: RMO) is an energy technology leader delivering large-scale electrification solutions for complex commercial applications. The Company’s suite of advanced hardware, combined with its innovative battery management system, delivers the safety, performance, reliability and configurability its customers need to succeed. Romeo Power's 113,000 square-foot manufacturing facility brings its flexible design and development process in-house to pack the most energy dense modules on the market. To keep up with everything Romeo Power, please follow the Company on social @romeopowerinc or visit https://romeopower.com.

1

Contacts:

For Investors

ICR, Inc.

RomeoPowerIR@icrinc.com

For Media

ICR, Inc.

RomeoPowerPR@icrinc.com

2

Exhibit 99.2

February 16, 2021

NOTICE OF REDEMPTION OF CERTAIN WARRANTS (CUSIP 776153116)

Dear Public Warrant Holder,

Romeo Power, Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on March 18, 2021 (the “Redemption Date”), all of the Company’s outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated February 7, 2019 (the “Warrant Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agent”), as part of the units (the “Units”) sold in the Company’s initial public offering (the “IPO”) for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). Each Public Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per share, subject to certain adjustments. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and are still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants are listed on the New York Stock Exchange under the symbol “RMO.WT” and the Common Stock is listed on the New York Stock Exchange under the symbol “RMO”. On February 12, 2021, the last reported sale price of the Public Warrants was $6.00 and the last reported sale price of the Common Stock was $16.75.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants. Please note that the act of exercising is VOLUNTARY, meaning that a holder of Public Warrants must instruct its broker to submit its Public Warrants for exercise.

The Company is exercising this right to redeem the Public Warrants pursuant to Article VI of the Warrant Agreement. Pursuant to Section 6.01 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Common Stock has been at least $18.00 per share on each of 20 trading days within any 30 trading-day period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the Common Stock has been at least $18.00 per share on each of 20 trading days within the 30 trading-day period ending on February 10, 2021 (which is the third business day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Common Stock. Public Warrants may only be exercised for cash. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Public Warrant exercised (the “Exercise Price”).

Payment of the exercise funds may be made by wire transfer of immediately available funds.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants because the process to exercise is voluntary.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending:

1.	The Warrant Certificate;

2.	A fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised; and

3.	The exercise funds via wire transfer,

to the Warrant Agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Attention: Felix Orihuela

Telephone: 718-921-8380

Bank Name: JPMorgan Chase

ABA Number: 02100021

Account Number: 530-354616

Account Name: American Stock Transfer & Trust Company, LLC

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and the exercise funds must be received by American Stock Transfer & Trust Company, LLC prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Public Warrants being redeemed at the Redemption Price of $0.01 per Public Warrant and not exercised.

For holders of Public Warrants who hold their warrants in “street name,” provided that a Notice of Guaranteed Delivery and the exercise funds are received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on March 22, 2021, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or the exercise funds being submitted will be deemed to have been delivered for redemption (at $0.01 per Public Warrant), and not for exercise.

PROSPECTUS

A prospectus covering the Common Stock issuable upon the exercise of the Public Warrants is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-252190). The Securities and Exchange Commission also maintains an Internet website that contains a copy of this prospectus. The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our investor relations website at investors.romeopower.com.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

*****

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Romeo Power, Inc.

/s/ Lauren Webb
Name: Lauren Webb
Chief Financial Officer

[Signature page to the Notice of Redemption]

Annex A

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive ______________ shares of Common Stock and herewith tenders payment for such shares of Common Stock to the order of Romeo Power, Inc. (f/k/a RMG Acquisition Corp.) (the “Company”) in the amount of $______________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of ______________, whose address is _________________________ and that such shares of Common Stock be delivered to ____________, whose address is _________________________.

If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of ______________, whose address is _________________________, and that such Warrant Certificate be delivered to ______________, whose address is _________________________.

Date: ___________________, 2021

(Name)

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).